                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            ------------------------

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                              (AMENDMENT NO. 3 )
                 NEOZYME II CORPORATION AND GENZYME CORPORATION
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

  NEOZYME II CORPORATION, GENZYME CORPORATION AND NEOZYME II ACQUISITION CORP.
--------------------------------------------------------------------------------
                      (NAME OF PERSON(S) FILING STATEMENT)

 UNITS, EACH CONSISTING OF ONE SHARE OF CALLABLE COMMON STOCK, $1.00 PAR VALUE,
  OF NEOZYME II CORPORATION AND ONE CALLABLE WARRANT TO PURCHASE TWO SHARES OF GENERAL DIVISION COMMON STOCK, $.01 PAR VALUE, AND 0.135 OF A SHARE OF TISSUE
      REPAIR DIVISION COMMON STOCK, $.01 PAR VALUE, OF GENZYME CORPORATION
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  G6420H146
--------------------------------------------------------------------------------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

       PETER WIRTH, ESQ.                STEVEN D. SINGER, ESQ.            MAUREEN P. MANNING, ESQ.
  EXECUTIVE VICE PRESIDENT AND              HALE AND DORR                    PALMER & DODGE LLP
      CHIEF LEGAL COUNSEL                  60 STATE STREET                   ONE BEACON STREET
      GENZYME CORPORATION                  BOSTON, MA 02109                   BOSTON, MA 02108
       ONE KENDALL SQUARE                   (617) 526-6000                     (617) 573-0100
      CAMBRIDGE, MA 02139
         (617) 252-7500

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  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
          AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

    This statement filed in connection with (check the appropriate box):

    a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

    b. / / The filing of a registration statement under the Securities Act of 1933.

    c. /X/ A tender offer.

    d. / / None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. / /


                           CALCULATION OF FILING FEE

------------------------------------------------------------------------------------------------------
Transaction Valuation1: $108,675,000                 Amount of Filing Fee: $21,735
------------------------------------------------------------------------------------------------------

    /X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $21,735              Filing party:    Neozyme II Acquisition Corp. and Genzyme
                                                              Corporation
Form or registration no.: Schedule 14D-1     Date filed:      September 27, 1996

        This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 ("Amendment") relates to the offer by Neozyme II Acquisition Corp. (the "Purchaser"), a British Virgin Islands ("BVI") international business company and a wholly-owned subsidiary of Genzyme Corporation ("Genzyme"), a Massachusetts corporation, to purchase all of the outstanding units ("the Units"), each consisting of one share of Callable Common Stock, par value $1.00 per share, of Neozyme II Corporation (the "Company"), a BVI international business company, and one Callable Warrant to purchase two shares of General Division common stock, par value $.01 per share, and 0.135 share of Tissue Repair Division common stock, par value $.01 per share, of Genzyme at a purchase price of $45.00 per Unit, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 27, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, as each may be amended or supplemented, constitute the "Offer"). The Offer to Purchase and Letter of Transmittal were filed as Exhibits (d)(1) and
(d)(2), respectively, to the Rule 13e-3 Transaction Statement on Schedule 13E-3 originally filed by the Company, Genzyme and the Purchaser on September 27, 1996.



ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

     The response to Item 10 is hereby amended by adding the following:


     On November 12, 1996, the sole director of the Purchaser approved a plan of merger pursuant to which the Company will be merged with and into the Purchaser (the "Merger"). The Merger is expected to become effective as soon as practicable upon the expiration of the 20 day period commencing with the mailing of the Notice to Shareholders of Neozyme II dated November 12, 1996, but in no event later than December 31, 1996. Pursuant to Section 77 of the BVI International Business Companies Ordinance, 1984, the Board of Directors of the Purchaser, as the holder of at least 90% of the outstanding shares of the Company, may effect the Merger without any action by the other shareholders of the Company.




ITEM 16.  ADDITIONAL INFORMATION

      The information contained in the Notice to Shareholders of Neozyme II Corporation dated November 12, 1996, filed as Exhibit (d)(12) hereto, is incorporated by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

(a)     --   Not applicable.

(b)(1)  --   Report of Robertson, Stephens & Company LLC.*

(b)(2)  --   Opinion of Robertson, Stephens & Company LLC. Set forth in Annex II to the Offer to Purchase dated September 27, 1996 filed as Exhibit (a)(1) to the Schedule 14D-1 filed by Genzyme Corporation and Neozyme II Acquisition Corp. on September 27,
             1996 and incorporated herein by reference.

(b)(3)  --   Report of Hambrecht and Quist LLC.*

(b)(4)  --   Opinion of Hambrecht and Quist LLC.*

(c)(1)  --   Purchase Agreement dated as of September 20, 1996 by and among Genzyme
             Corporation, Neozyme II Acquisition Corp. and Neozyme II Corporation. Filed as
             Exhibit A to Amendment No. 2 to the Schedule 13D filed by Genzyme Corporation on
             September 24, 1996 and incorporated herein by reference.

(c)(2)  --   Technology License Agreement dated April 28, 1992 between Genzyme Corporation and
             Neozyme II Corporation. Filed as Exhibit 28.7 to the Genzyme Corporation Quarterly
             Report on Form 10-Q for the quarter ended March 31, 1992 and incorporated herein by reference.

(c)(3)  --   Research and Development Agreement dated as of April 28, 1992 between Genzyme
             Corporation and Neozyme II Corporation. Filed as Exhibit 28.8 to the Genzyme
             Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 1992 and incorporated herein by reference.

(c)(4)  --   Purchase Option Agreement dated April 28, 1992 between Genzyme Corporation and certain other parties named therein. Filed as Exhibit 28.9 to the Genzyme
             Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 1992 and incorporated herein by reference.

(c)(5)  --   Administrative Agreement dated April 28, 1992 between Genzyme Corporation and
             Neozyme II Corporation. Filed as Exhibit 28.10 to the Genzyme Corporation
             Quarterly Report on Form 10-Q for the quarter ended March 31, 1992 and incorporated herein by reference.

(c)(6)  --   Series 1992 Note of Neozyme II Corporation dated April 28, 1992. Filed as Exhibit
             28.11 to the Genzyme Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 1992 and incorporated herein by reference.

(c)(7)  --   Services Agreement dated April 28, 1992 between Genzyme Corporation and Neozyme II
             Corporation. Filed as Exhibit 10.5 to the Genzyme Corporation Annual Report on
             Form 10-K for the year ended December 31, 1993 and incorporated herein by reference.

(c)(8)  --   Amendment No. 1 dated as of August 11, 1993 to Technology License Agreement and
             Research and Development Agreement between Neozyme II Corporation and Genzyme
             Corporation. Filed as Exhibit 10.42 to the Genzyme Corporation Annual Report on
             Form 10-K for the year ended December 31, 1993 and incorporated herein by reference.

(c)(9)  --   License and Development Agreement dated as of August 11, 1993 between Genzyme
             Corporation and Univax Biologics, Inc. Filed as Exhibit 10.19 to the Form 10-Q of
             Univax Biologics, Inc. for the quarter ended September 30, 1993 (File No. 0-19748)
             and incorporated herein by reference. Confidential treatment has been granted for the deleted portions of this Exhibit.

(d)(1)  --   Offer to Purchase dated September 27, 1996. Filed as Exhibit (a)(1) to the
             Schedule 14D-1 filed by Genzyme Corporation and Neozyme II Acquisition Corp.
             on September 27, 1996 and incorporated herein by reference.

(d)(2)  --   Letter of Transmittal. Filed as Exhibit (a)(2) to the Schedule 14D-1 filed by
             Genzyme Corporation and Neozyme II Acquisition Corp. on September 27, 1996
             and incorporated herein by reference.

(d)(3)  --   Notice of Guaranteed Delivery. Filed as Exhibit (a)(3) to the Schedule 14D-1 filed by Genzyme Corporation and Neozyme II Acquisition Corp. on September 27, 1996
             and incorporated herein by reference.

(d)(4)  --   Letter from Robertson, Stephens & Company L.P. to Brokers, Dealers, Banks, Trust
             Companies and Other Nominees. Filed as Exhibit (a)(4) to the Schedule 14D-1 filed by Genzyme Corporation and Neozyme II Acquisition Corp. on September 27, 1996
             and incorporated herein by reference.

(d)(5)  --   Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other
             Nominees. Filed as Exhibit (a)(5) to the Schedule 14D-1 filed by Genzyme
             Corporation and Neozyme II Acquisition Corp. on September 27, 1996 and
             incorporated herein by reference.

(d)(6)  --   Guidelines for Certification of Taxpayer Identification Number on Substitute Form
             W-9. Filed as Exhibit (a)(6) to the Schedule 14D-1 filed by Genzyme Corporation and Neozyme II Acquisition Corp. on September 27, 1996 and incorporated herein by reference.

(d)(7)  --   Press Release of Genzyme Corporation dated September 6, 1996. Filed as Exhibit G to Amendment No. 1 to the Schedule 13D filed by Genzyme Corporation on September
             6, 1996 and incorporated herein by reference.

(d)(8)  --   Press Release of Genzyme Corporation dated September 23, 1996. Filed as Exhibit B to Amendment No. 2 to the Schedule 13D filed by Genzyme Corporation on September
             24, 1996 and incorporated herein by reference.

(d)(9)  --   Summary Advertisement dated September 27, 1996. Filed as Exhibit (a)(10) to the
             Schedule 14D-1 filed by Genzyme Corporation and Neozyme II Acquisition Corp.
             on September 27, 1996 and incorporated herein by reference.

(d)(10) --   Press Release of Genzyme Corporation dated September 27, 1996. Filed as Exhibit
             (a)(9) to the Schedule 14D-1 filed by Genzyme Corporation and Neozyme II
             Acquisiton Corp. on September 27, 1996 and incorporated herein by reference.

(d)(11) --   Press Release of Genzyme Corporation dated October 29, 1996. Filed as Exhibit
             (a)(11) to Amendment No. 2 to Schedule 14D-1 filed by Genzyme Corporation and
             Neozyme II Acquisition Corp. on October 29, 1996 and incorporated herein by reference.

(d)(12) --   Notice to Shareholders of Neozyme II Corporation dated November 12, 1996.
             Filed herewith.

(e)     --   Description of appraisal rights and procedures. Set forth in Annex III to the
             Offer to Purchase filed as Exhibit (a)(1) to the Schedule 14D-1 filed by Genzyme
             Corporation and Neozyme II Acquisition Corp. on September 27, 1996 and
             incorporated herein by reference.

(f)     --   Not applicable.

(g)(1)  --   Audited financial statements (and related notes) for Neozyme II Corporation as of
             December 31, 1994 and 1995 and for the years ended December 31, 1993, 1994 and 1995, and unaudited financial  statements (and related notes) for Neozyme II Corporation as of June 30, 1996 and for the six months ended June 30, 1995 and 1996.*

(g)(2)  --   Audited financial statements (and related notes) for Genzyme Corporation, Genzyme
             General Division and Genzyme Tissue Repair Division as of December 31, 1994 and
             1995 and for the years ended December 31, 1993, 1994 and 1995, and unaudited financial statements (and related notes) for Genzyme Corporation, Genzyme General
             Division and Genzyme Tissue Repair Division as of June 30, 1996 and for the six
             months ended June 30, 1995 and 1996. Filed as Exhibit (g)(1) to the Schedule 13E-4
             filed by Neozyme II Acquisition Corp. on September 27, 1996 and incorporated herein by reference.

(g)(3)  --   Pro forma financial statements (and related notes) for Genzyme Corporation and
             Genzyme General Division as of June 30, 1996 and for the year ended December 31,
             1995 and for the six months ended June 30, 1996. Filed as Exhibit (g)(2) to the
             Schedule 13E-4 filed by Neozyme II Acquisition Corp. on September 27, 1996 and
             incorporated herein by reference.

---------------
*  Previously filed.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 12, 1996                           NEOZYME II CORPORATION


                                            By:      /s/ PAUL M. EDWARDS
                                               ------------------------------
                                                       PAUL M. EDWARDS
                                                   President and Treasurer



                                            GENZYME CORPORATION



                                            By:      /s/ PETER WIRTH
                                               ------------------------------
                                                        PETER WIRTH
                                              Executive Vice President, Legal
                                                        Affairs
                                                  and Chief Legal Counsel



                                            NEOZYME II ACQUISITION CORP.



                                            By:      /s/ PETER WIRTH
                                               ------------------------------
                                                        PETER WIRTH
                                                         Secretary

                                 EXHIBIT INDEX

EXHIBIT NO.                                    DESCRIPTION                              PAGE NO.
-----------         ------------------------------------------------------------------  --------
(b)(1)        --    Report of Robertson, Stephens & Company LLC.                           *

(b)(2)        --    Opinion of Robertson, Stephens & Company LLC Set forth in Annex        --
                    II to the Offer to Purchase filed as Exhibit (a)(1) to the
                    Schedule 14D-1 filed by Genzyme Corporation and Neozyme II
                    Acquisition Corp. on September 27, 1996 and incorporated herein by reference.

(b)(3)        --    Report of Hambrecht and Quist LLC.                                     *

(b)(4)        --    Opinion of Hambrecht and Quist LLC.                                    *

(c)(1)        --    Purchase Agreement dated as of September 20, 1996 by and among         --
                    Genzyme Corporation, Neozyme II Acquisition Corp. and Neozyme II
                    Corporation. Filed as Exhibit A to Amendment No. 2 to the Schedule
                    13D filed by Genzyme Corporation on September 24, 1996 and incorporated herein by reference.

(c)(2)        --    Technology License Agreement dated April 28, 1992 between Genzyme      --
                    Corporation and Neozyme II Corporation. Filed as Exhibit 28.7 to
                    the Genzyme Corporation Quarterly Report on Form 10-Q for the
                    quarter ended March 31, 1992 and incorporated herein by reference.

(c)(3)        --    Research and Development Agreement dated as of April 28, 1992          --
                    between Genzyme Corporation and Neozyme II Corporation. Filed as
                    Exhibit 28.8 to the Genzyme Corporation Quarterly Report on Form
                    10-Q for the quarter ended March 31, 1992 and incorporated herein by reference.

(c)(4)        --    Purchase Option Agreement dated April 28, 1992 between Genzyme         --
                    Corporation and certain other parties named therein. Filed as
                    Exhibit 28.9 to the Genzyme Corporation Quarterly Report on Form
                    10-Q for the quarter ended March 31, 1992 and incorporated herein by reference.

(c)(5)        --    Administrative Agreement dated April 28, 1992 between Genzyme          --
                    Corporation and Neozyme II Corporation. Filed as Exhibit 28.10 to
                    the Genzyme Corporation Quarterly Report on Form 10-Q for the
                    quarter ended March 31, 1992 and incorporated herein by reference.

(c)(6)        --    Series 1992 Note of Neozyme II Corporation dated April 28, 1992.       --
                    Filed as Exhibit 28.11 to the Genzyme Corporation Quarterly Report
                    on Form 10-Q for the quarter ended March 31, 1992 and incorporated herein by reference.

(c)(7)        --    Services Agreement dated April 28, 1992 between Genzyme                --
                    Corporation and Neozyme II Corporation. Filed as Exhibit 10.5 to
                    the Genzyme Corporation Annual Report on Form 10-K for the year ended December 31, 1993 and incorporated herein by reference.

(c)(8)        --    Amendment No. 1 dated as of August 11, 1993 to Technology License      --
                    Agreement and Research and Development Agreement between Neozyme
                    II Corporation and Genzyme Corporation. Filed as Exhibit 10.42 to
                    the Genzyme Corporation Annual Report on Form 10-K for the year ended December 31, 1993 and incorporated herein by reference.

(c)(9)        --    License and Development Agreement dated as of August 11, 1993          --
                    between Genzyme Corporation and Univax Biologics, Inc. Filed as
                    Exhibit 10.19 to the Form 10-Q of Univax Biologics, Inc. for the
                    quarter ended September 30, 1993 (File No. 0-19748) and
                    incorporated herein by reference. Confidential treatment has been granted for the deleted portions of this Exhibit.

(d)(1)        --    Offer to Purchase dated September 27, 1996. Filed as Exhibit           --
                    (a)(1) to the Schedule 14D-1 filed by Genzyme Corporation and
                    Neozyme II Acquisition Corp. on September 27, 1996 and
                    incorporated herein by reference.

EXHIBIT NO.                                    DESCRIPTION                              PAGE NO.
-----------                                    -----------                              --------
(d)(2)        --    Letter of Transmittal. Filed as Exhibit (a)(2) to the Schedule         --
                    14D-1 filed by Genzyme Corporation and Neozyme II Acquisition
                    Corp. on September 27, 1996 and incorporated herein by
                    reference.

(d)(3)        --    Notice of Guaranteed Delivery. Filed as Exhibit (a)(3) to the          --
                    Schedule 14D-1 filed by Genzyme Corporation and Neozyme II
                    Acquisition Corp. on September 27, 1996 and incorporated
                    herein by reference.

(d)(4)        --    Letter from Robertson, Stephens & Company L.P. to Brokers,             --
                    Dealers, Banks, Trust Companies and Other Nominees. Filed as
                    Exhibit (a)(4) to the Schedule 14D-1 filed by Genzyme Corporation and Neozyme II Acquisition Corp. on September 27, 1996 and
                    incorporated herein by reference.

(d)(5)        --    Letter to Clients for Use by Brokers, Dealers, Banks, Trust            --
                    Companies and Other Nominees. Filed as Exhibit (a)(5) to the
                    Schedule 14D-1 filed by Genzyme Corporation and Neozyme II
                    Acquisition Corp. on September 27, 1996 and incorporated
                    herein by reference.

(d)(6)        --    Guidelines for Certification of Taxpayer Identification Number on      --
                    Substitute Form W-9. Filed as Exhibit (a)(6) to the Schedule 14D-1
                    filed by Genzyme Corporation and Neozyme II Acquisition Corp.
                    on September 27, 1996 and incorporated herein by reference.

(d)(7)        --    Press Release of Genzyme Corporation dated September 6, 1996.          --
                    Filed as Exhibit G to Amendment No. 1 to the Schedule 13D filed by
                    Genzyme Corporation on September 6, 1996 and incorporated herein by reference.

(d)(8)        --    Press Release of Genzyme Corporation dated September 23, 1996.         --
                    Filed as Exhibit B to Amendment No. 2 to the Schedule 13D filed by
                    Genzyme Corporation on September 24, 1996 and incorporated herein by reference.

(d)(9)        --    Summary Advertisement dated September 27, 1996. Filed as Exhibit       --
                    (a)(10) to the Schedule 14D-1 filed by Genzyme Corporation and
                    Neozyme II Acquisition Corp. on September 27, 1996 and
                    incorporated herein by reference.

(d)(10)       --    Press Release of Genzyme Corporation dated September 27, 1996.         --
                    Filed as Exhibit (a)(9) to the Schedule 140-1 filed by Genzyme
                    Corporation and Neozyme II Acquisition Corp. on September 27, 1996
                    and incorporated herein by reference.

(d)(11)       --    Press Release of Genzyme Corporation dated October 29, 1996. Filed as Exhibit (a)(11) to Amendment No. 2 to Schedule 14D-1 filed by
                    Genzyme Corporation and Neozyme II Acquisition Corp. on October 29,
                    1996 and incorporated herein by reference.                             --

(d)(12)       --    Notice to Shareholders of Neozyme II Corporation dated November         9
                    12, 1996.  Filed herewith.

   (e)        --    Description of appraisal rights and procedures. Set forth in Annex     --
                    III to the Offer to Purchase filed as Exhibit (a)(1) to the
                    Schedule 14D-1 filed by Genzyme Corporation and Neozyme II
                    Acquisition Corp. on September 27, 1996 and incorporated herein by reference.

(g)(1)        --    Audited financial statements (and related notes) for Neozyme II         *
                    Corporation as of December 31, 1994 and 1995 and for the years ended December 31, 1993, 1994 and 1995, and unaudited financial statements (and related notes) for Neozyme II Corporation as of
                    June 30, 1996 and for the six months ended June 30, 1995 and
                    1996.

(g)(2)        --    Audited financial statements (and related notes) for Genzyme           --
                    Corporation, Genzyme General Division and Genzyme Tissue Repair
                    Division as of December 31, 1994 and 1995 and for the years ended December 31, 1993, 1994 and 1995, and unaudited financial statements (and related notes) for Genzyme Corporation, Genzyme
                    General Division and Genzyme Tissue Repair Division as of
                    June 30, 1996 and for the six months ended June 30, 1995 and
                    1996. Filed as Exhibit (g)(1) to the Schedule 13E-4 filed by
                    Neozyme II Acquisition Corp. on September 27, 1996 and
                    incorporated herein by reference.

(g)(3)        --    Pro forma financial statements (and related notes) for Genzyme         --
                    Corporation and Genzyme General Division as of June 30, 1996
                    and for the year ended December 31, 1995 and for the six months ended June 30, 1996.  Filed as Exhibit (g)(2) to the
                    Schedule 13E-4 filed by Neozyme II  Acquisition Corp. on
                    September 27, 1996 and incorporated herein by reference.
------------
*  Previously filed.


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